NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF ACQUISITION

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta – April 1, 2010 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced it has successfully closed the previously announced acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta (the "Acquisition"). PET partially financed the Acquisition with the proceeds of a bought deal subscription receipt ("Subscription Receipt") financing, which closed on March 30, 2010, as well as through available credit facilities.

Production from the acquired assets is approximately 10.1 MMcfe/d of natural gas and liquids production (1,685 BOE/d - 80% natural gas) as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Western Canadian Sedimentary Basin. As part of the Acquisition, PET has agreed to farm-in on 37 gross (31 net) of undeveloped Cardium rights in the area of which 22 net sections are believed by PET to be prospective for light oil. The farm-in includes a two well horizontal drilling and completion commitment, each earning 50 percent of the vendor’s net interest in four sections followed by a rolling option to earn the additional lands on the same basis.

This Acquisition will build on PET’s expanding footprint in the Pembina-Carrot Creek-Edson area.

Under the bought deal financing, PET issued 12,109,500 Subscription Receipts at a price of 4.75 per Subscription Receipt for gross proceeds of $57,520,125 which closed on March 30, 2010. With the closing of the Acquisition, trading in the Subscription Receipts will be halted until the close of business on Thursday, April 1, 2010, at which time the Subscription Receipts will be de-listed. Holders of Subscription Receipts will receive one trust unit of PET ("Trust Unit") for each Subscription Receipt held, effective at 5:00 p.m. (Mountain Standard Time) today. Holders of Subscription Receipts are not required to take any action in order to receive the Trust Units to which they are entitled.

Forward-looking Information

This news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. This forward-looking information includes statements regarding, among others, the light oil prospects that may result from the farm-in, the general benefits of the Acquisition, and the timing of the delisting of the Subscription Receipts and listing of the Trust Units on the Toronto Stock Exchange.

Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information. The material risk factors include, but are not limited to: failure to realize anticipated benefits of the Acquisition; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; changes in tax laws; changes in royalty rates; and the Trust's ability to implement its business strategy. Readers are cautioned that the foregoing list of risk factors is not exhaustive.

Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional risk factors in respect of the Trust and its business, please refer to its Annual Information Form dated March 9, 2010 which is available on SEDAR at www.sedar.com.

Mcf equivalent (Mcfe) and barrel of oil equivalent (BOE) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101, a conversion ratio for Mcfe and BOE of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB.A", "PMT.DB.C" and "PMT.DB.D" respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Subscription Receipts have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.